SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934
                              (Amendment No. 8)*

                               USAir Group, Inc.
                               (Name of Issuer)

                                 Common Stock
                   (Upon conversion of Series A Cumulative
                         Convertible Preferred Stock)

                        (Title of Class of Securities)

                                  911905 10 7
                                (CUSIP Number)

                                Marc D. Hamburg
                            Berkshire Hathaway Inc.
                   1440 Kiewit Plaza, Omaha, Nebraska  68131
                                (402) 346-1400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 6, 1996
                         (Date of Event which Requires
                           Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

 Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 911905 10 7                                             Page 2 of 3



 Item 4 of the Schedule 13D previously filed by the undersigned with respect to the common stock of USAir Group, Inc. ("USAir") is hereby amended to add the following:


            ITEM 4. PURPOSE OF TRANSACTION.


 On May 6, 1996, Berkshire Hathaway Inc. ("Berkshire") notified USAir, pursuant to Section 1(b)(v)(C) of the stock purchase agreement (the "Purchase Agreement") dated August 7, 1989 between USAir and Berkshire (previously filed as Exhibit A to this Schedule 13D), of Berkshire's offer to sell to USAir all 358,000 shares of Series A Cumulative Convertible Preferred Stock of USAir currently owned by Berkshire (through its subsidiaries). If USAir does not purchase such shares at the price offered, Berkshire may sell any of such shares at or above the price offered to USAir in accordance with the Purchase Agreement during a 90-day period. Any sale other than to USAir will depend upon the proposed price, terms, and conditions of such sale, market conditions, and other factors. As previously reported in this Schedule 13D, Berkshire agreed in the Purchase Agreement, with certain exceptions, that it will not knowingly sell the shares to any person who would own 3% or more of the voting securities of USAir as a result of the purchase.

 CUSIP No. 911905 10 7                                             Page 3 of 3


      After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

 Dated this 7th day of May, 1996.



 /s/ Warren E. Buffett
   Warren E. Buffett


 BERKSHIRE HATHAWAY INC.             NATIONAL INDEMNITY COMPANY



 By /s/ Warren E. Buffett             By /s/Warren E. Buffett
     Warren E. Buffett                   Warren E. Buffett
     Chairman of the Board               Chairman of the Board

 NATIONAL FIRE AND MARINE             COLUMBIA INSURANCE COMPANY
   INSURANCE COMPANY



 By /s/Warren E. Buffett              By /s/Warren E. Buffett
     Warren E. Buffett                      Warren E. Buffett
     Chairman of the Board                  Chairman of the Board

 WESCO HOLDINGS MIDWEST              THE FECHHEIMER BROTHERS COMPANY



 By /s/Warren E. Buffett              By /s/Warren E. Buffett
     Warren E. Buffett                   Warren E. Buffett
     President                                 Director

 NATIONAL LIABILITY & FIRE INSURANCE COMPANY, NEBRASKA FURNITURE MART, INC., REDWOOD FIRE AND CASUALTY INSURANCE COMPANY, NATIONAL INDEMNITY COMPANY OF MID-AMERICA, OAK RIVER INSURANCE COMPANY, CYPRESS INSURANCE COMPANY, WESCO FINANCIAL CORPORATION, BLUE CHIP STAMPS AND WESCO-FINANCIAL INSURANCE COMPANY


 By /s/Warren E. Buffett
     Warren E. Buffett
     Attorney-in-Fact